Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 28, 2022

Eldorado Gold Reports First Quarter 2022 Financial and Operational Results

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the first quarter of 2022. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR at www.sedar.com under the Company’s profile.
First Quarter 2022 Highlights
Operations
•Q1 gold production: 93,209 ounces in Q1 2022. Production was heavily impacted in the earlier part of the quarter by COVID-related absenteeism, weather related challenges and power outages at our operations. In the latter part of the quarter, most operations returned to planned levels of tonnage, grades and production.
•Q1 gold sales: 94,472 ounces at an average realized gold price per ounce sold (1) of $1,889 in Q1 2022.
•Cash operating costs(1): $835 per ounce sold in Q1 2022. The increase in cost was primarily driven by lower overall gold production and an increase in the price of certain commodities and consumables.
•All-in sustaining costs ("AISC")(1): $1,347 per ounce sold in Q1 2022.
•Total capital expenditures: $60.8 million in Q1 2022, including $5.6 million of growth capital(1) spent at Skouries with activity focused on cladding of the process plant, commencement of basic engineering, and continued preservation of site facilities and equipment. Growth capital of $23.7 million in Q1 2022 focused on waste stripping at Kisladag and construction of the North leach pad.
•Production outlook: We are maintaining our 2022 annual guidance of 460,000 – 490,000 ounces of gold production.
Financial
•Cash flow from operating activities before changes in working capital(1): $49.7 million in Q1 2022.
•Cash, cash equivalents and term deposits: $434.7 million, as at March 31, 2022.
•Adjusted EBITDA(1): $62.1 million in Q1 2022.
•Net loss: Q1 2022 net loss attributable to shareholders of the Company was $316.8 million or $1.74 loss per share. Lower net income in Q1 2022 is primarily attributable to an impairment of $365.4 million ($345.4 million, net of deferred tax) of the Certej project, a non-core asset, and a write-down of $19.8 million ($15.4 million, net of deferred tax) relating to decommissioned equipment at Kisladag.
•Adjusted net loss(1): $19.0 million net loss, or $0.10 loss per share in Q1 2022. Adjusted net loss in Q1 2022 removes, among other things, the non-cash impairment charge related to the Certej project and the non-cash write-down of decommissioned equipment at Kisladag.
•Free cash flow(1): Negative $26.8 million in Q1 2022, primarily due to lower gold production and sales.
•Financial outlook: Cash operating costs and AISC were higher in Q1 2022 due to operational challenges that resulted in lower gold ounces produced and sold. In light of significant volatility in prices for electricity, fuel, reagents and other consumables required for our operations, we are monitoring the impact on expected full year operating and capital costs and will provide an update next quarter.
(1) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2022 MD&A.

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Other
•Strengthened union agreements: In January 2022, we completed a two-year collective bargaining agreement with our labour union in Turkey. Adjustments were incorporated in light of continued high consumer inflation rates to support our workforce with rising costs of food and electricity. In April 2022, we also completed a two-year collective bargaining agreement with our labour unions in Greece. The agreement incorporates technology and flexibility to support the achievement of productivity and efficiency targets.

"Our global operations were met with significant challenges in the first quarter,” said George Burns, Eldorado’s President and Chief Executive Officer. "Severe weather in Turkey and Greece, a government-mandated power outage in Turkey, and COVID-related absenteeism across all sites impacted our production. As we previously indicated, production in 2022 is expected to be heavily weighted to the second half of the year. Despite the headwinds, we have seen operations improve towards the end of the quarter and are maintaining our consolidated full-year guidance of 460,000 to 490,000 ounces of gold," added Burns.

“During the quarter, we made meaningful progress at Skouries, our development project in Greece, with activity focused on cladding of the process plant, commencement of basic engineering, and continued preservation of site facilities and equipment. At Kisladag, the ramp-up of the newly installed HPGR is continuing, and agglomeration optimization continues to show improvements. At Lamaque, an exploration drift is currently being developed from the Triangle-Sigma decline to provide drilling platforms for resource conversion of the Ormaque deposit beginning in the second quarter."

"Our focus ahead is on maintaining positive momentum by delivering on key initiatives including a financing package for Skouries. Financing discussions continue to advance, and we are evaluating all available options including, joint venture equity partners, project and debt financing through EU and Greek lenders as well as the EU Recovery and Resilience Fund, and metal streams. Subject to financing and Board approval, target restart of construction at Skouries is in the second half of 2022."

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Consolidated Financial and Operational Highlights

	3 months ended March 31,
Continuing Operations (6)	2022	2021
Revenue	$194.7	$224.6
Gold produced (oz)	93,209	111,742
Gold sold (oz)	94,472	113,594
Average realized gold price ($/oz sold) (2)	$1,889	$1,732
Production costs	$104.6	$108.6
Cash operating costs ($/oz sold) (2,3)	$835	$641
Total cash costs ($/oz sold) (2,3)	$941	$687
All-in sustaining costs ($/oz sold) (2,3)	$1,347	$986
Net (loss) earnings for the period (1,4)	($316.8)	$14.3
Net (loss) earnings per share – basic ($/share) (1,4)	($1.74)	$0.08
Adjusted net (loss) earnings (1,2,4)	($19.0)	$25.2
Adjusted net (loss) earnings per share ($/share) (1,2,4)	($0.10)	$0.14
Net cash generated from operating activities (5)	$35.2	$99.1
Cash flow from operating activities before changes in working capital (2,5)	$49.7	$81.2
Free cash flow (2,5)	($26.8)	$33.4
Cash, cash equivalents and term deposits	$434.7	$533.8
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's MD&A for explanations and discussion of these non-IFRS financial measures and ratios.
(3)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(4)Q1 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation..
(5)Q1 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(6)The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements. Amounts presented are from continuing operations only.

Total revenue was $194.7 million in Q1 2022, a decrease of 13% from total revenue of $224.6 million in Q1 2021. The decrease was primarily driven by lower sales volumes in Q1 2022, and was partly offset by higher average metal prices.
Production costs decreased to $104.6 million in Q1 2022 from $108.6 million in Q1 2021 primarily due the suspension of operations at Stratoni at the end of 2021. Production costs at Stratoni totalled $15.3 million in Q1 2021. This decrease was partly offset by increases in certain production costs in Q1 2022 as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to COVID-19. Cost increases primarily impacted electricity, fuel and reagents.
Cash operating costs in Q1 2022 averaged $835 per ounce sold, an increase from $641 per ounce sold in Q1 2021. The increase was primarily due to lower production in the quarter, combined with an increase in certain production costs. AISC per ounce sold increased to $1,347 in Q1 2022, from $986 in Q1 2021, primarily due to the increase in cash operating costs per ounce sold, combined with higher royalty expense.

We reported net loss attributable to shareholders from continuing operations of $316.8 million ($1.74 loss per share) in Q1 2022, compared to net earnings of $14.3 million ($0.08 earnings per share) in Q1 2021. Lower net income in Q1 2022 is primarily attributable to the impairment of the Certej project, a non-core gold asset, and the write-down of decommissioned equipment at Kisladag.

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Adjusted net loss was $19.0 million ($0.10 loss per share) in Q1 2022, compared to adjusted net earnings of $25.2 million ($0.14 earnings per share) in Q1 2021. Adjusted net loss in Q1 2022 removed the $365.4 million ($278.0 million attributable to shareholders and net of deferred tax) non-cash impairment of Certej, the $19.8 million ($15.4 million net of deferred tax) non-cash write-down of decommissioned equipment at Kisladag, $12.4 million loss on foreign exchange due to translation of deferred tax balances, a $7.0 million gain on the non-cash revaluation of the derivative related to redemption options in our debt and a $1.0 million deferred tax recovery relating to the impact of tax rate changes in Turkey.

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Operations Update
Gold Operations

	3 months ended March 31,
	2022	2021
Total
Ounces produced	93,209	111,742
Ounces sold	94,472	113,594
Production costs	$104.6	$108.6
Cash operating costs ($/oz sold) (1,2)	$835	$641
All-in sustaining costs ($/oz sold) (1,2)	$1,347	$986
Sustaining capital expenditures (2)	$24.5	$20.5
Kisladag
Ounces produced	29,779	46,172
Ounces sold	29,778	47,507
Production costs	$30.1	$26.3
Cash operating costs ($/oz sold) (1,2)	$861	$492
All-in sustaining costs ($/oz sold) (1,2)	$1,084	$607
Sustaining capital expenditures (2)	$2.5	$2.8
Lamaque
Ounces produced	33,377	28,835
Ounces sold	34,125	29,078
Production costs	$27.2	$23.0
Cash operating costs ($/oz sold) (1,2)	$763	$759
All-in sustaining costs ($/oz sold) (1,2)	$1,182	$1,162
Sustaining capital expenditures (2)	$13.0	$9.3
Efemcukuru
Ounces produced	21,057	23,298
Ounces sold	21,382	24,130
Production costs	$17.0	$14.6
Cash operating costs ($/oz sold) (1,2)	$648	$525
All-in sustaining costs ($/oz sold) (1,2)	$999	$693
Sustaining capital expenditures (2)	$3.5	$2.6
Olympias
Ounces produced	8,996	13,437
Ounces sold	9,187	12,879
Production costs	$30.2	$29.4
Cash operating costs ($/oz sold) (1,2)	$1,449	$1,145
All-in sustaining costs ($/oz sold) (1,2)	$2,399	$1,799
Sustaining capital expenditures (2)	$5.6	$5.8
(1)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's MD&A for explanations and discussion of these non-IFRS financial measures and ratios.

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Kisladag
Kisladag produced 29,779 ounces of gold in Q1 2022, a 36% decrease from 46,172 ounces in Q1 2021. The decrease was primarily due to COVID-19 related absenteeism, severe weather and an approximate three-day government-mandated power outage. The decrease was also the result of lower tonnage placed on the heap leach pad in Q4 2021 during the commissioning of the high-pressure grinding rolls circuit ("HPGR"). Average grade declined to 0.61 grams per tonne in Q1 2022 from 0.77 grams per tonne in Q1 2021.
Tonnes placed on the heap leach pad in Q1 2022 were lower than planned, primarily due to snowfall and prolonged freezing temperatures that impacted the ore conveyance and stacking system, reducing productivity in the quarter. Tonnes placed on the pad and production ramped up in March and optimization of the agglomeration circuit continued. The HPGR is performing to plan, with recovery rates as expected. Lower tonnes placed on the heap leach pad in Q1 2022 are expected to negatively impact gold production in Q2 2022.
Revenue decreased to $56.6 million in Q1 2022 from $85.7 million in Q1 2021, reflecting lower sales in the quarter and partly offset by an increase in the average realized gold price.
Production costs increased to $30.1 million in Q1 2022 from $26.3 million in Q1 2021 primarily due to cost increases in labour, reagents, electricity and fuel. These increases, combined with lower production in the quarter, resulted in a significant increase in cash operating costs per ounce sold to $861 in Q1 2022 from $492 in Q1 2021.
AISC per ounce sold increased to $1,084 in Q1 2022 from $607 in Q1 2021, primarily due to the increase in cash operating costs per ounce sold, combined with an increase in royalty expense. The increase in royalty expense to $3.7 million in Q1 2022 from $2.1 million in Q1 2021 was primarily due to a $2.8 million reversal of expense recorded in Q1 2021 following an amendment of retroactive gold royalty rates, and to a lesser extent, due to higher gold royalty rates in Q1 2022 in line with higher gold prices in the quarter.
Sustaining capital expenditures(1) of $2.5 million in Q1 2022 primarily included equipment rebuilds and processing improvements. Growth capital expenditures of $20.0 million in Q1 2022 included waste stripping to support the mine life extension, and construction of the first phase of the North heap leach pad. Severe weather in the quarter resulted in some delays in construction of the North heap leach pad and it is expected to be available for stacking in late 2022.

Lamaque
Lamaque produced 33,377 ounces of gold in Q1 2022, a 16% increase from 28,835 ounces in Q1 2021 and primarily due to higher throughput in the quarter. COVID-19 related absenteeism led to a reduction in workforce hours in January and February. This delayed the underground development of high-grade stopes, which led to lower than planned gold grades in the quarter. Mine development increased in March and gold grade and tonnage returned to planned levels. Average grade increased slightly to 5.27 grams per tonne in Q1 2022 from 5.17 grams per tonne in Q1 2021. Full-year gold production at Lamaque is expected to be in line with guidance.
Revenue increased to $64.9 million in Q1 2022 from $52.0 million in Q1 2021 due to higher production in the quarter, combined with a higher average realized gold price.
Production costs increased to $27.2 million in Q1 2022 from $23.0 million in Q1 2021, primarily due to higher production in the quarter. Cost increases for consumables were partly offset by a slightly weaker Canadian dollar during the quarter. Cash operating costs per ounce sold increased to $763 in Q1 2022 from $759 in Q1 2021, primarily reflecting higher production.
AISC per ounce sold increased to $1,182 in Q1 2022 from $1,162 in Q1 2021, primarily due to an increase in sustaining capital expenditure. Sustaining capital expenditure of $13.0 million in Q1 2022 primarily included underground development and construction. Growth capital expenditure of $1.8 million in Q1 2022 was primarily construction of underground infrastructure.

(1) These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's March 31, 2022 MD&A.

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Efemcukuru
Efemcukuru produced 21,057 payable ounces of gold in Q1 2022, a 10% decrease from 23,298 payable ounces in Q1 2021. The decrease was due to a planned decrease in grade to 5.95 grams per tonne in Q1 2022 from 6.67 grams per tonne in Q1 2021, and was partly offset by higher throughput during the quarter despite experiencing COVID-19 related absenteeism.
Revenue increased to $41.3 million in Q1 2022 compared to $39.8 million in Q1 2021. The increase was due to a higher average realized gold price during Q1 2022, partly offset by lower payable gold ounces sold.
Production costs increased to $17.0 million in Q1 2022 from $14.6 million in Q1 2021 due to increased tonnes processed, combined with cost increases in labour, electricity and consumables. These increases, combined with lower production in the quarter, resulted in an increase in cash operating costs per ounce sold to $648 in Q1 2022, from $525 in Q1 2021.
AISC per ounce sold increased to $999 in Q1 2022 from $693 in Q1 2021, primarily due to the increase in cash operating costs per ounce sold, combined with an increase in royalty expense. The increase in royalty expense to $3.1 million in Q1 2022 from $0.8 million in Q1 2021 was primarily due to a $1.7 million reversal of expense recorded in Q1 2021 following an amendment of retroactive gold royalty rates, and to a lesser extent, due to higher gold royalty rates in Q1 2022 in line with higher gold prices in the quarter.
Sustaining capital expenditures of $3.5 million in Q1 2022 was primarily underground development and growth capital expenditures of $0.4 million includes resource conversion drilling at Kokarpinar.

Olympias
Olympias produced 8,996 ounces of gold in Q1 2022, a 33% decrease from 13,437 ounces in Q1 2021. The decrease reflected lower processing volumes and lower gold grade in the quarter. Lead and zinc production were lower in Q1 2022 as compared to Q1 2021, also due to lower processing volumes while silver ounces produced were slightly higher due to higher grade. In January and February, gold production at Olympias was impacted by COVID-19 related absenteeism. Additionally, operations were impacted for approximately six days in January due to snowfall in the region which resulted in an approximate four-day power outage. Operations resumed mining to plan in March and achieved planned tonnage and grades for the month. Initiatives are in place to continue ramping up mine production tonnage, control the grades and maximize plant throughput for the remainder of the year. Plant throughput in Q2 2022 is expected to be impacted by planned processing tie-ins to improve water treatment plant efficiency and capacity.
Revenue decreased to $31.2 million in Q1 2022 compared to $33.4 million in Q1 2021 primarily as a result of lower sales volumes. Gold revenue was impacted during the quarter by the 13% VAT import charge levied on customers importing Olympias gold concentrate into China. This import charge, effective since October 1, 2021, reduces revenue by a corresponding amount. China was the primary destination of Olympias gold concentrate in Q1 2022, as shipments to Russia were halted as a result of the Russia-Ukraine conflict. We continue to explore other markets. These decreases were partly offset by an increase in the average realized gold price in the quarter. Silver and base metal revenue increased to $16.2 million in Q1 2022 from $12.9 million in Q1 2021, primarily due to strong metal prices in the quarter.
Production costs increased slightly to $30.2 million in Q1 2022 from $29.4 million in Q1 2021. Consistent costs in the quarter reflected price increases in electricity, fuel and other consumables, offset by reduced consumption as a result of lower production. These price increases, combined with lower production in the quarter, resulted in an increase in cash operating costs per ounce sold to $1,449 in Q1 2022 from $1,145 in Q1 2021. This increase was partly offset by a higher proportion of silver and base metal revenue in the quarter, which reduce cash operating costs as by-product credits.
AISC per ounce sold increased to $2,399 in Q1 2022 from $1,799 in Q1 2021 primarily due to the increase in cash operating costs per ounce sold, combined with an increase in royalty expense. Royalty expense increased to $2.5 million in Q1 2022 from $1.7 million in Q1 2021 as result of higher metal prices in the quarter. Sustaining capital expenditure of $5.6 million in Q1 2022 primarily included underground development, and resulted in a $155 increase in AISC per ounce sold due to lower gold production in the quarter.

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For further information on the Company's operating results for the first quarter of 2022, please see the Company’s MD&A filed on SEDAR at www.sedar.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s First Quarter 2022 Results will be held by senior management on Friday, April 29, 2022 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com or via this link: https://services.choruscall.ca/links/eldoradogold20220429.html

Conference Call Details		Replay (available until June 3, 2022)
Date:	April 29, 2022	Vancouver:	+1 604 638 9010
Time:	11:30 am ET (8:30 am PT)	Toll Free:	+1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	8618
Toll free:	+1 800 319 4610

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).
Contacts
Investor Relations
Lisa Wilkinson, VP Investor Relations
604.757.2237 or 1.888.353.8166 lisa.wilkinson@eldoradogold.com
Media
Louise McMahon, Director Communications & Public Affairs
604.757.5573 or 1.888.353.8166 louise.mcmahon@eldoradogold.com

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Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operating activities before changes in working capital.
Please see the March 31, 2022 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the March 31, 2022 MD&A available on SEDAR at www.sedar.com and on the Company's website under the 'Investors' section.

Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q1 2022	Q1 2021
Production costs (1)	$104.6	$108.6
Stratoni production costs (2)	—	(15.3)
Production costs – excluding Stratoni	104.6	93.3
By-product credits	(15.6)	(15.2)
Royalty expense	(10.1)	(5.2)
Cash operating costs	$78.9	$72.9
Gold ounces sold	94,472	113,594
Cash operating cost per ounce sold	$835	$641
(1)Includes inventory write-downs.
(2)Base metals production, presented for Q1 2021. Operations at Stratoni were suspended at the end of 2021.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended March 31, 2022:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$21.2	($0.7)	$0.6	$4.6	$25.7	29,778	$861
Lamaque	26.5	(0.3)	0.1	(0.1)	26.1	34,125	763
Efemcukuru	12.5	—	1.5	(0.2)	13.9	21,382	648
Olympias	25.9	(14.5)	3.5	(1.7)	13.3	9,187	1,449
Total consolidated	$86.2	($15.6)	$5.6	$2.6	$78.9	94,472	$835
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

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Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended March 31, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$23.4	($0.8)	$0.1	$0.6	$23.4	47,507	$492
Lamaque	23.2	(0.4)	0.1	(0.8)	22.1	29,078	759
Efemcukuru	12.1	(1.1)	1.2	0.4	12.7	24,130	525
Olympias	22.7	(12.9)	3.6	1.4	14.7	12,879	1,145
Total consolidated	$81.4	($15.2)	$5.0	$1.7	$72.9	113,594	$641
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q1 2022	Q1 2021
Cash operating costs	$78.9	$72.9
Royalties	10.1	5.2
Total cash costs	$88.9	$78.0
Gold ounces sold	94,472	113,594
Total cash costs per ounce sold	$941	$687

Reconciliation of Total Cash Costs to All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q1 2022	Q1 2021
Total cash costs	$88.9	$78.0
Corporate and allocated G&A	11.5	9.6
Exploration and evaluation costs	0.7	2.6
Reclamation costs and amortization	1.7	1.4
Sustaining capital expenditure	24.5	20.5
AISC	$127.3	$112.0
Gold ounces sold	94,472	113,594
AISC per ounce sold	$1,347	$986

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended March 31, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$25.7	$3.7	$29.3	$—	$—	$0.4	$2.5	$32.3	29,778	$1,084
Lamaque	26.1	0.8	26.9	—	0.3	0.1	13.0	40.3	34,125	1,182
Efemcukuru	13.9	3.1	16.9	0.2	0.1	0.6	3.5	21.4	21,382	999
Olympias	13.3	2.5	15.8	—	0.2	0.4	5.6	22.0	9,187	2,399
Corporate (1)	—	—	—	11.3	—	—	—	11.3	—	120
Total consolidated	$78.9	$10.1	$88.9	$11.5	$0.7	$1.7	$24.5	$127.3	94,472	$1,347
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

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Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended March 31, 2021:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$23.4	$2.1	$25.5	$—	$—	$0.5	$2.8	$28.8	47,507	$607
Lamaque	22.1	0.5	22.6	—	1.7	0.2	9.3	33.8	29,078	1,162
Efemcukuru	12.7	0.8	13.5	—	0.4	0.2	2.6	16.7	24,130	693
Olympias	14.7	1.7	16.4	—	0.4	0.5	5.8	23.2	12,879	1,799
Corporate (1)	—	—	—	9.5	—	—	—	9.5	—	84
Total consolidated	$72.9	$5.2	$78.0	$9.6	$2.6	$1.4	$20.5	$112.0	113,594	$986
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q1 2022	Q1 2021
General and administrative expenses (from consolidated statement of operations)	$8.3	$10.1
Add:
Share-based payments expense	3.7	1.8
Employee benefit plan expense from corporate and operating gold mines	1.8	0.7
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.2)	(0.2)
Depreciation in G&A	(0.6)	(0.6)
Business development	(0.5)	(1.7)
Development projects	(1.1)	(0.7)
Adjusted corporate general and administrative expenses	$11.3	$9.5
Regional general and administrative costs allocated to gold mines	0.2	0.1
Corporate and allocated general and administrative expenses per AISC	$11.5	$9.6

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q1 2022	Q1 2021
Exploration and evaluation expense (from consolidated statement of operations)(1)	$5.9	$4.0
Add:
Capitalized exploration cost related to operating gold mines	0.7	1.7
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(5.9)	(3.2)
Exploration costs per AISC	$0.7	$2.6
(1)The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements. Amounts presented are from continuing operations only.

11

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q1 2022	Q1 2021
Asset retirement obligation accretion (from notes to the consolidated financial statements)	$0.6	$0.4
Add:
Depreciation related to asset retirement obligation assets	1.2	1.1
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.1)
Reclamation costs and amortization per AISC	$1.7	$1.4

Reconciliation of Sustaining and Growth Capital

	Q1 2022	Q1 2021
Additions to property, plant and equipment (1) (from segment note in the consolidated financial statements)	$60.8	$59.4
Growth and development project capital expenditure (1)	(31.9)	(34.8)
Capitalized evaluation expenditure	(4.3)	(1.8)
Sustaining capital expenditure Stratoni (2)	—	(1.5)
Sustaining capital expenditure equipment leases (3)	—	(0.7)
Corporate Leases	(0.1)	—
Sustaining capital expenditure at operating gold mines	$24.5	$20.5
(1)The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements. Amounts presented are from continuing operations only.
(2)Base metals production, presented for Q1 2021. Operations at Stratoni were suspended at the end of 2021.
(3)Sustaining lease principal and interest payments, net of non-cash lease additions..

Average realized gold price per ounce sold is reconciled for the periods presented as follows:
For the three months ended March 31, 2022:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$56.6	$—	($0.7)	$55.9	29,778	$1,876
Lamaque	64.9	—	(0.3)	64.6	34,125	1,893
Efemcukuru	41.3	0.9	(0.9)	41.3	21,382	1,931
Olympias	31.2	1.8	(16.2)	16.7	9,187	1,817
Stratoni	0.6	—	(0.6)	—	N/A	N/A
Total consolidated	$194.7	$2.6	($18.9)	$178.4	94,472	$1,889
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

12

For the three months ended March 31, 2021:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold Revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$85.7	$—	($0.8)	$85.0	47,506	$1,788
Lamaque	52.0	—	(0.4)	51.6	29,078	1,774
Efemcukuru	39.8	1.1	(1.1)	39.8	24,130	1,651
Olympias	33.4	—	(12.9)	20.4	12,879	1,586
Stratoni	13.7	—	(13.7)	—	N/A	N/A
Total consolidated	$224.6	$1.1	($28.9)	$196.8	113,593	$1,732
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

Continuing Operations (1)	Q1 2022	Q1 2021
Net (loss) earnings attributable to shareholders of the Company (2)	($316.8)	$14.3
Impairment of property, plant and equipment, net of tax (3)	278.0	—
Loss on foreign exchange translation of deferred tax balances	12.4	10.2
(Gain) loss on redemption option derivative	(7.0)	0.7
Gain on deferred tax due to changes in tax rates (4)	(1.0)	—
Write-down of assets, net of tax (5)	15.4	—
Total adjusted net (loss) earnings	($19.0)	$25.2
Weighted average shares outstanding	182,362	174,534
Adjusted net (loss) earnings per share ($/share)	($0.10)	$0.14
(1)The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements. Amounts presented are from continuing operations only.
(2)Q1 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.
(3)Impairment of Certej project in Q1 2022, attributable to shareholders of the Company and net of tax.
(4)Deferred tax recovery relating to the adjustment of opening balances for the tax rate decrease in Turkey. The tax rate change was enacted in Q1 2022.
(5)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR.
Reconciliation of Net Earnings (Loss) before income tax to EBITDA and Adjusted EBITDA:

Continuing Operations	Q1 2022	Q1 2021
(Loss) earnings before income tax (1)(2)	($379.1)	$43.1
Depreciation and amortization (1,2,3)	51.2	53.1
Interest income	(0.5)	(0.3)
Finance costs (2)	2.2	10.3
EBITDA	($326.2)	$106.2
Impairment of property, plant and equipment (4)	365.4	—
Other write-down of assets (5)	19.8	—
Share-based payments expense	3.7	1.8
(Gain) loss on disposal of assets (2)	(0.6)	0.3
Adjusted EBITDA	$62.1	$108.3
(1)Q1 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.
(2)The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements. Amounts presented are from continuing operations only.
(3)Includes depreciation within general and administrative expenses.
(4)Impairment of Certej project in Q1 2022.
(5)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR.

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Reconciliation of Net Cash Generated from Operating Activities to Free Cash Flow:

Continuing Operations	Q1 2022	Q1 2021
Net cash generated from (used in) operating activities (1,2)	$35.2	$99.1
Less: Cash used in investing activities (2)	(122.1)	(9.7)
Add back: Increase (decrease) in term deposits	60.0	(56.1)
Add back: (Decrease) increase in restricted cash	—	0.1
Free cash flow	($26.8)	$33.4
(1)Q1 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(2)The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements. Amounts presented are from continuing operations only.

Working capital for the periods highlighted is as follows:

	As at March 31, 2022	As at December 31, 2021
Current assets	$681.4	$728.2
Less: Current liabilities	188.1	206.7
Working capital	$493.3	$521.6

Reconciliation of Net Cash Generated from Operating Activities to Cash Flow from Operating Activities Before Changes in Working Capital:

Continuing operations	Q1 2022	Q1 2021
Net cash generated from (used in) operating activities (1,2)	$35.2	$99.1
Less: Changes in non-cash working capital (3)	(14.5)	18.0
Cash flow from operating activities before changes in working capital	$49.7	$81.2
(1)Q1 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(2)The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements. Amounts presented are from continuing operations only.
(3)Q1 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.

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Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "ahead", “believes”, “continue”, “expects”, “focus”, “guidance”, “intends”, "outlook", “plans”, "target" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "may", "might", “will” or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the duration, extent and other implications of production challenges and cost increases, including those in respect of COVID-19 and restrictions and suspensions with respect to the Company's operations; the Company’s 2022 annual guidance, including our individual mine production; the Ormaque exploration drift; resource conversion drilling; the optimization and development of Greek operations; the Company's conference call to be held on April 29, 2022; our expectation as to our future financial and operating performance; expected metallurgical recoveries and improved concentrate grade and quality; non-IFRS financial measures and ratios; risk factors affecting our business; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; tax expenses in Turkey; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; inability to assess income tax expenses in Turkey; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk

15

factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Vice President, Technical Services, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this press release and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2022 and December 31, 2021
(Unaudited – in thousands of U.S. dollars)

As at	Note	March 31, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents		$374,677	$481,327
Term deposits		60,000	—
Accounts receivable and other	5	61,031	68,745
Inventories	6	185,707	178,163
		681,415	728,235
Restricted cash		2,201	2,674
Other assets		109,255	104,023
Property, plant and equipment		3,625,931	4,003,211
Goodwill		92,591	92,591
		$4,511,393	$4,930,734
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$178,017	$195,334
Current portion of lease liabilities		5,973	7,228
Current portion of asset retirement obligations		4,088	4,088
		188,078	206,650
Debt	7	482,770	489,763
Lease liabilities		14,151	14,895
Employee benefit plan obligations		9,011	8,942
Asset retirement obligations		131,615	131,367
Deferred income tax liabilities		428,907	439,195
		1,254,532	1,290,812
Equity
Share capital	11	3,240,665	3,225,326
Treasury stock		(20,454)	(10,289)
Contributed surplus		2,610,136	2,615,459
Accumulated other comprehensive loss		(19,773)	(20,905)
Deficit		(2,556,048)	(2,239,226)
Total equity attributable to shareholders of the Company		3,254,526	3,570,365
Attributable to non-controlling interests		2,335	69,557
		3,256,861	3,639,922
		$4,511,393	$4,930,734

Approved on behalf of the Board of Directors
    (signed) John Webster    Director         (signed) George Burns    Director

Date of approval: April 28, 2022

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2022 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2022	Three months ended March 31, 2021

Revenue
Metal sales	8	$194,672	$224,619

Cost of sales
Production costs		104,556	108,560
Depreciation and amortization		50,635	52,486
		155,191	161,046

Earnings from mine operations		39,481	63,573

Exploration and evaluation expenses		5,861	4,008
Mine standby costs	9	11,708	1,611
General and administrative expenses		8,291	10,140
Employee benefit plan expense		1,841	749
Share-based payments expense	12	3,650	1,781
Impairment of property, plant, and equipment	4	365,426	—
Write-down (recovery) of assets		24,141	(750)
Foreign exchange gain		(2,720)	(6,080)
(Loss) earnings from operations		(378,717)	52,114

Other income	10	1,743	1,299
Finance costs	10	(2,166)	(10,335)
(Loss) earnings from continuing operations before income tax		(379,140)	43,078
Income tax expense		5,074	26,838
Net (loss) earnings from continuing operations		(384,214)	16,240
Net loss from discontinued operations, net of tax		—	(2,394)
Net (loss) earnings for the period		$(384,214)	$13,846

Attributable to:
Shareholders of the Company		(316,822)	11,941
Non-controlling interests		(67,392)	1,905
Net (loss) earnings for the period		$(384,214)	$13,846

(Loss) earnings attributable to shareholders of the Company:
Continuing operations		(316,822)	14,335
Discontinued operations		—	(2,394)
		$(316,822)	$11,941
Weighted average number of shares outstanding (thousands)
Basic		182,362	174,534
Diluted		182,362	177,234

Net (loss) earnings per share attributable to shareholders of the Company:
Basic (loss) earnings per share		$(1.74)	$0.07
Diluted (loss) earnings per share		$(1.74)	$0.07

Net (loss) earnings per share attributable to shareholders of the Company - Continuing operations
Basic (loss) earnings per share		$(1.74)	$0.08
Diluted (loss) earnings per share		$(1.74)	$0.08

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2022 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2022	Three months ended March 31, 2021

Net (loss) earnings for the period	$(384,214)	$13,846
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities, net of tax	2,049	(125)
Actuarial losses on employee benefit plans, net of tax	(917)	(34)
Total other comprehensive earnings (loss) for the period	1,132	(159)
Total comprehensive (loss) income for the period	$(383,082)	$13,687

Attributable to:
Shareholders of the Company	(315,690)	11,782
Non-controlling interests	(67,392)	1,905
	$(383,082)	$13,687

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2022 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2022	Three months ended March 31, 2021

Cash flows generated from (used in):
Operating activities
Net (loss) earnings for the period from continuing operations		$(384,214)	$16,240
Adjustments for:
Depreciation and amortization		51,226	53,063
Finance costs		2,166	10,338
Interest income		(475)	(302)
Unrealized foreign exchange gain		(484)	(2,364)
Income tax expense		5,074	26,838
(Gain) loss on disposal of assets		(582)	324
Impairment of property, plant, and equipment		365,426	—
Write-down (recovery) of assets		24,141	(750)
Share-based payments expense	12	3,650	1,781
Employee benefit plan expense		1,841	749
		67,769	105,917
Property reclamation payments		(312)	(335)
Employee benefit plan payments		(2,250)	(232)
Income taxes paid		(15,939)	(24,496)
Interest received		475	302
Changes in non-cash working capital	13	(14,499)	17,970
Net cash generated from operating activities of continuing operations		35,244	99,126
Net cash used in operating activities of discontinued operations		—	(6,051)

Investing activities
Purchase of property, plant and equipment		(51,996)	(63,991)
Proceeds from the sale of property, plant and equipment		1,076	792
Value added taxes related to mineral property expenditures, net		(11,133)	(2,568)
(Increase) decrease in term deposits		(60,000)	56,130
Increase in restricted cash		—	(73)
Net cash used in investing activities of continuing operations		(122,053)	(9,710)
Net cash used in investing activities of discontinued operations		—	(507)

Financing activities
Issuance of common shares, net of issuance costs		13,118	11,834
Contributions from non-controlling interests		170	324
Repayments of borrowings		—	(11,100)
Interest paid		(16,888)	(2,205)
Principal portion of lease liabilities		(2,272)	(2,758)
Purchase of treasury stock		(13,969)	—
Net cash used in financing activities of continuing operations		(19,841)	(3,905)
Net cash used in financing activities of discontinued operations		—	(12)

Net (decrease) increase in cash and cash equivalents		(106,650)	78,941
Cash and cash equivalents - beginning of period		481,327	451,962
Cash and cash equivalents - end of period		$374,677	$530,903

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2022 for notes to the accounts.
20

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2022	Three months ended March 31, 2021

Share capital
Balance beginning of period		$3,225,326	$3,144,644
Shares issued upon exercise of share options		3,872	717
Shares issued upon exercise of performance share units		2,256	—
Transfer of contributed surplus on exercise of options		1,563	285
Shares issued to the public, net of share issuance costs		7,648	11,471
Share issued on acquisition of QMX Gold Corporation		—	—
Balance end of period	11	$3,240,665	$3,157,117

Treasury stock
Balance beginning of period		$(10,289)	$(11,452)
Purchase of treasury stock		(13,969)	—
Shares redeemed upon exercise of restricted share units		3,804	573
Balance end of period		$(20,454)	$(10,879)

Contributed surplus
Balance beginning of period		$2,615,459	$2,638,008
Share-based payments arrangements		2,300	1,917
Shares redeemed upon exercise of restricted share units		(3,804)	(573)
Shares redeemed upon exercise of performance share units		(2,256)	—
Transfer to share capital on exercise of options		(1,563)	(285)
Balance end of period		$2,610,136	$2,639,067

Accumulated other comprehensive loss
Balance beginning of period		$(20,905)	$(21,822)
Other comprehensive earnings (loss) for the period attributable to shareholders of the Company		1,132	(159)
Balance end of period		$(19,773)	$(21,981)

Deficit
Balance beginning of period		$(2,239,226)	$(2,103,206)
Net (loss) earnings attributable to shareholders of the Company		(316,822)	11,941
Balance end of period		$(2,556,048)	$(2,091,265)
Total equity attributable to shareholders of the Company		$3,254,526	$3,672,059

Non-controlling interests
Balance beginning of period		$69,557	$40,873
(Loss) earnings attributable to non-controlling interests		(67,392)	1,905
Contributions from non-controlling interests		170	324
Balance end of period		$2,335	$43,102
Total equity		$3,256,861	$3,715,161

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2022 for notes to the accounts.
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